October 8, 2015

FILED VIA EDGAR

Johnny Gharib

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Midatech Pharma PLC

Amendment No. 2 to Registration Statement on Form F-4

Filed September 22, 2015

File No. 333-206305

Dear Mr. Gharib:

This letter is in response to your letter of comment dated October 6, 2015 to Mr. James N. Phillips, Chief Executive Officer of Midatech Pharma PLC (“Midatech” or the “Company”) relating to the Company’s Amendment No. 2 to its Registration Statement on Form F-4 (File No. 333-206305) (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on September 22, 2015. The Company is concurrently filing via EDGAR Amendment No. 3 (the “Amendment”) to the Registration Statement, marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are supplementally providing marked copies of the Amendment.

The Company respectfully submits the following responses with respect to each comment contained in the October 6, 2015 letter. For ease of reference, each of the Staff’s comments is set forth in italic type immediately before the corresponding response submitted by the Company.

Premiums Analysis, page 112

1.	We note your response to our prior comment 20. Please expand your disclosure to describe with greater specificity Aquilo Partners’ criteria for determining that the cited transactions were appropriate for the comparative analysis.

In response to the Staff’s comment, the Company has expanded its disclosure on pages 112 through 114 of the Amendment to describe with greater specificity Aquilo Partners’ criteria for determining that the cited transactions were appropriate for comparative analysis. Among other changes, the Company has revised the disclosure to clarify that all Specialty Pharmaceutical Transactions involving a public company target were marked with an asterisk. Premium information is only available for transactions in which the target company was publicly traded.

2.	Please revise the list of transactions in this section to provide the acquisition date for each of the transactions cited.

Securities and Exchange Commission

October 8, 2015

In response to the Staff’s comment, the Company has revised the lists of transactions on pages 112 through 114 of the Amendment to indicate both the announcement date and acquisition date for each transactions.

Intellectual Property, page 213

3.	We note your response to our prior comment 26. Please expand your disclosure for your material patents and patent applications to provide the type of patent protection such as composition of matter, use of process and the expected expiration dates if your patent applications are approved separate from the expiration dates of your issued patents.

In response to the Staff’s comment, the Company has expanded the disclosure on pages 215 through 219 of the Amendment to provide the information requested by the Staff.

Cancer support therapeutics, page 237

4.	Please revise your disclosure regarding the DARA and Alamo agreement to describe the profit share by quantifying the gross margin of sales that must be achieved and to quantify DARA’s portion of revenues.

In response to the Staff’s comment, the Company has revised the disclosure on pages 238 through 239 of the Amendment to describe, in connection with the agreement between DARA and Alamo Pharma Services, to quantify the gross margin of sales that must be achieved and to quantify DARA’s portion of revenues.

Information Regarding DARA

Competition, page 239

5.	Please expand your disclosure to identify the companies which manufacture the competing products described in this section.

In response to the Staff’s comment, the Company has revised the disclosure on pages 240 through 241 of the Amendment to identify the companies which manufacture the competing products described the section.

Licenses, page 240

6.	We note your response to our comment 9. Please expand your disclosure regarding the Rosemont agreement to provide the aggregate milestones payable under the agreement. In addition, please expand your disclosure regarding the Helsinn agreement to provide the up-front payment, aggregate milestones and the royalties within a ten percent range (i.e. single digits, teens, twenties, etc…).

In response to the Staff’s comment, the Company has expanded its disclosure regarding (i) DARA’s agreement with Rosemont to provide the aggregate milestones payable under the Agreement, and (ii) agreement with Helsinn to provide the up-front payment, aggregate milestones and the royalties within a ten percent range.

Securities and Exchange Commission

October 8, 2015

*        *        *

The Company will furnish a letter at the time its requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at +44 1235 841 575 or the Company’s legal counsel, Samuel Williams of Brown Rudnick LLP at (617) 856-8353. Midatech thanks you in advance for your attention to the above.

Sincerely,

MIDATECH PHARMA PLC

/s/ James N. Phillips
James N. Phillips
Chief Executive Officer

cc:	Suzanne Hayes, Assitant Director, SEC Staff

Bryan Pitko, SEC Staff

Sasha Parikh, SEC Staff

Lisa Vanjoske, SEC Staff

Samuel P. Williams, Esq., Brown Rudnick LLP

Mark Busch, K&L Gates LLP